ACCESS MIDSTREAM PARTNERS, L.P.

525 Central Park Drive

Oklahoma City, Oklahoma 73105

(877) 413-1023

December 24, 2014

VIA EDGAR

Ms. Mara L. Ransom

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Access Midstream Partners, L.P.

Registration Statement on Form S-4 (File No. 333-200380)

Dear Ms. Ransom:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, and on behalf of Williams Partners L.P., Williams Partners GP LLC, Access Midstream Partners, L.P. (the “Company”), and Access Midstream Partners GP, L.L.C., the Company respectfully requests that the effective time of the above referenced Registration Statement on Form S-4 filed by the Company (the “Registration Statement”) be accelerated to 4:00 p.m., Eastern time, on December 30, 2014, or as soon thereafter as practicable.

The Company hereby acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature Page Follows]

Sincerely,

Access Midstream Partners, L.P.

By:	Access Midstream Partners GP, L.L.C., its General Partner

By:	/s/ William Gault
William Gault Assistant Secretary

cc:	Craig L. Rainey, General Counsel, Williams Partners GP LLC
Steven K. Talley & Robyn E. Zolman, Gibson, Dunn & Crutcher LLP
Joshua Davidson & Tull R. Florey, Baker Botts L.L.P
Gregory W. Ladner & Srinivas M. Raju, Richards, Layton & Finger, P.A.
Ryan J. Maierson, Latham & Watkins LLP
Dietrich King, Securities and Exchange Commission
Daniel Porco, Securities and Exchange Commission